Exhibit 99.1

X Financial Signs Strategic Cooperation Agreement with CITIC Trust

SHENZHEN, China, Nov. 14, 2018 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company”), a leading technology-driven personal finance company in China, today announced that it has signed a strategic cooperation agreement with CITIC Trust Co., Ltd. (“CITIC Trust”), China’s largest trust company in terms of assets under management.

Under the terms of the agreement, X Financial will leverage its advanced technology and extensive experience in operating online lending platforms to assist CITIC Trust in acquiring qualified borrowers and facilitate loans for select CITIC Trust products and services including single trusts, trust planning services and asset-backed securities (ABS) through its consumer finance platform. The strategic cooperation agreement will create a new online distribution channel for CITIC Trust products and services.

The two companies will jointly develop a new data-driven credit assessment system that will combine CITIC Trust’s vast amounts of borrower credit data with X Financial’s big data analytics capabilities and technology. The enhanced credit assessment system will be applied across CITIC Trust and X Financial’s platforms to strengthen and improve the efficiency of the credit assessment process. X Financial will also provide on-going technical support to CITIC Trust’s credit assessment system.

Mr. Justin Tang, Founder, Chief Executive Officer, and Chairman of X Financial commented, “As a leading technology-driven personal finance company, we are excited to partner with a nationally recognized and respected financial institution like CITIC Trust. Their diversified portfolio of products and services will greatly enhance the offerings on our platform. I look forward to working closely with them in the development of loan facilitation system together, we will improve our positions within China’s consumer finance sector, expand our market share, and generate long-term sustainable value for our shareholders.”

About CITIC Trust

CITIC Trust Co., Ltd. (“CITIC Trust”) is China’s largest trust company in terms of assets under management. The company boasts a full-range trust product portfolio, including securities investment, private equity fund, asset securitization, mezzanine fund, bond financing and trustee service, etc. CITIC Trust has maintained market leadership in terms of assets under management (AUM), total revenue and net profit over years. Its AUM are allocated in a wide range of fields such as infrastructure, securities market, industrial and commercial enterprises and real estate.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial
Ms. Jennifer Zhang
E-mail: ir@xiaoying.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com